                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Plan Year Ended December 31, 2001
                        -----------------


Commission File No. 1-13426
                    -------

A.  The Sports Authority 401(k) Savings and Profit Sharing Plan

B.  The Sports Authority, Inc.
     3383 N. State Road 7
     Ft. Lauderdale, Florida  33319
     (954) 735-1701

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Sports Authority, Inc., as plan administrator, has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                                       THE SPORTS AUTHORITY, INC.



Date:  June 26, 2002                   By:  /s/ George R. Mihalko
                                            -----------------------------------
                                            George R. Mihalko
                                            Vice Chairman,
                                            Chief Administrative Officer and
                                            Chief Financial Officer

                       THE SPORTS AUTHORITY 401(k) SAVINGS
                             AND PROFIT SHARING PLAN

                            FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULES

    As of December 31, 2001 and 2000 and for the Year ended December 31, 2001

                                    Contents
Report of Independent Certified Public Accountants .............................   4

Financial Statements
Statements of Net Assets Available for Benefits ................................   5
Statement of Changes in Net Assets Available for Benefits ......................   6
Notes to Financial Statements ..................................................   7

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held At End of Year) .................  12
Schedule H, Line 4j - Schedule of Reportable Transactions ......................  13

Index to Exhibits ..............................................................  14

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Participants and Administrator
of The Sports Authority 401(k) Savings
and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of The Sports Authority 401(k) Savings and Profit Sharing Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions for the year ended December 31, 2001 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ ERNST & YOUNG LLP

Miami, Florida
June 26, 2002

           THE SPORTS AUTHORITY 401(k) SAVINGS AND PROFIT SHARING PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                            December 31
                                                       2001            2000
                                                 ------------------------------
Assets
Investments, at fair value                       $   25,512,496   $  19,916,219

Receivables:
     Contributions from plan participants               262,143         335,030
     Contributions from employer                        106,831         793,923
     Other receivables                                  226,604          37,948
                                                 ------------------------------
Total receivables                                       595,578       1,166,901
                                                 ------------------------------
Total assets                                         26,108,074      21,083,120

Liabilities
Refund of excess contributions                           41,264          57,230
                                                 ------------------------------
Net assets available for benefits                $   26,066,810   $  21,025,890
                                                 ==============================

See accompanying notes.

           THE SPORTS AUTHORITY 401(k) SAVINGS AND PROFIT SHARING PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          YEAR ENDED DECEMBER 31, 2001

Additions
Investment income:
     Dividend and interest income                                  $     282,298
     Net appreciation in fair value of investments                     3,140,575
Contributions:
     From plan participants                                            3,692,906
     From employer                                                     1,498,586
     Other                                                               188,656
                                                                   -------------
Total additions                                                        8,803,021

Deductions
Benefit payments                                                       3,751,569
Administrative fees                                                       10,532
                                                                   -------------
Total deductions                                                       3,762,101
                                                                   -------------
Net increase                                                           5,040,920

Net assets available for benefits at beginning of year                21,025,890
                                                                   -------------
Net assets available for benefits at end of year                   $  26,066,810
                                                                   =============

See accompanying notes.

           THE SPORTS AUTHORITY 401(k) SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The accompanying financial statements of The Sports Authority 401(k) Savings and Profit Sharing Plan (the "Plan") are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments are stated at fair value. The Sports Authority Common Stock is valued at quoted market price on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

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

Information about the net assets and the significant components of changes in net assets related to the investment that includes nonparticipant-directed amounts is as follows:

                                                             December 31
                                                          2001         2000
                                                      --------------------------
Investments, at fair value:
     The Sports Authority, Inc. Common Stock          $ 6,543,845   $ 1,064,591

                                                                     Year ended
                                                                    December 31,
                                                                        2001
                                                                    ------------
Change in net assets:
     Dividend and interest income                                   $    14,946
     Net appreciation in fair value of investments                    4,890,042
     Contributions from plan participants                               292,219
     Contributions from employer                                        790,808
     Benefit payments                                                  (508,761)
                                                                    ------------
                                                                    $ 5,479,254
                                                                    ============

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000, are as follows:

                                                          2001         2000
                                                      --------------------------
State Street Bank and Trust Co.:
     AIM Balanced Fund                                $ 4,825,659   $ 5,073,798
     Davis New York Venture Fund                        7,463,863     8,420,929
     American Express Trust Company - Income
       Fund I                                           3,880,738     3,227,684
     Sound Shore Fund                                   1,504,767     1,112,826
The Sports Authority, Inc.:
     Common Stock *                                     6,543,845     1,064,591

*  Includes nonparticipant-directed

The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value for the year ended December 31, 2001 as follows:

              Registered investment companies                       $(1,749,467)
              Common stock                                            4,890,042
                                                                    ------------
                                                                    $ 3,140,575
                                                                    ============

Plan Expenses

Expenses of administering the Plan may be paid by either The Sports Authority, Inc. (the "Company") or by the Plan, except for brokerage fees, transfer taxes and other expenses incident to the operation of the Plan which are charged to the Plan. For the year ended December 31, 2001, the Company paid all recordkeeper and trustee fees, except for the fees associated with the American Express Trust Company-Income Fund I, which were paid by the Plan.

NOTE 2 - PLAN DESCRIPTION

General

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a voluntary, defined contribution plan, which commenced December 1, 1994. Employees are eligible to participate in the Plan on the first day of the month following attainment of age 21 and performance of 1,000 hours of service within a 12 month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Vesting

Except as may be limited by applicable Internal Revenue Code regulations, a participant may elect before-tax or after-tax contributions to the Plan through payroll deductions ranging from 1% to 16% of compensation. For any amount the participant contributes up to 6% of compensation, the Company will contribute an amount equal to 50% thereof. All participants are automatically vested in the Company's matching contributions to the Plan.

Effective as of the first day of the following month, a participant may elect to change the amount of contributions made to the Plan, as well as change the percentage allocated to each fund.

A participant may elect to discontinue before-tax or after-tax contributions immediately with proper notification. A participant, after previously suspending contributions, may resume contributions without penalty. A participant is permitted to withdraw all or a part of his before-tax contributions only after the withdrawal of any after-tax contributions and either the participant (i) has attained the age of 59 1/2 or (ii) has met the hardship rules as defined in the Plan. In the event of such a withdrawal, all employee contributions and employer matching contributions will be suspended for six months. A participant may elect to withdraw all or part of his after-tax contributions at any time. A proportionate amount of earnings will be distributed, which are taxable and may be subject to a 10% early withdrawal penalty.

A participant may elect to request a loan of his employee contributions. The loan is subject to certain conditions including a minimum loan of $1,000 and a maximum loan not to exceed the lesser of $50,000 or 50% of the participant's vested balance. No more than one loan may be outstanding to any participant at any time. The term of any loan shall range from one year to five years for loans not for the purpose of purchasing a primary residence, which are for a maximum of 15 years. Participant loans bear interest at the prime rate.

The Plan also includes a profit-sharing portion whereby each participant will receive employer contributions equal to at least one percent of his eligible compensation for each year. Any additional amounts are at the Company's discretion. The profit-sharing contribution to the Plan for the year ended December 31, 2001 was $879,505.

Profit-sharing contributions are invested in The Sports Authority Common Stock Fund until a participant is 100% vested. A participant's vesting in the profit-sharing contributions requires completion of five years of vesting service. One year of vesting service is earned for each calendar year in which an employee has 1,000 or more hours of service. Fully vested participants may direct or transfer their contributions to the various investment funds. Forfeitures of assets in the profit-sharing portion of the Plan are used to reduce future profit-sharing contributions. Forfeitures used to reduce such contributions for the Plan year ended December 31, 2001 were $880,301.

Payment of Benefits Upon Termination

Participation in the Plan automatically terminates when a participant is no longer an employee. Upon termination, the participant's account balance is distributed if the vested value of the participant's account is $5,000 or less. If the vested amount exceeds $5,000, the participant may leave the balance in the plan or request payment. After employment terminates, no additional employee or employer contributions, loans or partial withdrawals are permitted. Upon termination of participation, a full distribution is made of the participant's account. Withdrawals and distributions are paid in cash, except where the participant elects to take the distribution in stock to the extent that the participant's account consists of shares of Company Common Stock.

Change in Trustees

On January 27, 2000, State Street Bank and Trust Company replaced Wachovia Bank of Georgia, N.A., as trustee of the Plan. Effective April 1, 2000, all assets were transferred.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 3 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets as presented in the financial statements to those presented in the Form 5500:

                                                             December 31
                                                          2001         2000
                                                     ---------------------------
Net assets available for benefits per the financial
     statements                                      $ 26,066,810  $ 21,025,890
Benefits approved but unpaid                             (898,195)     (206,250)
                                                     ---------------------------
Net assets available for benefits per the
     Form 5500                                       $ 25,168,615  $ 20,819,640
                                                     ===========================

The following is a reconciliation of the benefits paid as presented in the financial statements to those presented in the Form 5500:

                                                                     Year ended
                                                                    December 31,
                                                                        2001
                                                                   -------------
Benefits paid per the financial statements                         $  3,751,569

Benefits payable in Form 5500 to withdrawn
     participants at December 31, 2000                                 (206,250)

Benefits payable in Form 5500 to withdrawn
     participants at December 31, 2001                                  898,195
                                                                   -------------

Benefits paid per the Form 5500                                    $  4,443,514
                                                                   =============

Benefits payable to withdrawn participants are recorded in the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but are not yet paid.

NOTE 4 - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 6, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

           THE SPORTS AUTHORITY 401(k) SAVINGS AND PROFIT SHARING PLAN
                         EIN 36-3511120 PLAN NUMBER 001
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                December 31, 2001

---------------------------------------------------------------------------------------------------------------------
                                                               (c)
                 (b)                             Description of Investment Including                        (e)
  (a) Identity of Issue, Borrower,                 Maturity Date, Rate of Interest,           (d)         Current
      Lessor or Similar Party                     Collateral, Par or Maturity Value           Cost         Value
---------------------------------------------------------------------------------------------------------------------
   *  State Street Bank and Trust Co.:           State Street Short-Term Investment Fund            #   $     38,661
                                                 AIM Balanced Fund                                  #      4,825,659
                                                 Davis New York Venture Fund                        #      7,463,863
                                                 American Express Trust Company -
                                                    Income Fund I                                   #      3,880,738
                                                 United International Growth Fund                   #        530,352
                                                 Sound Shore Fund, Inc.                             #      1,504,767

   *  The Sports Authority, Inc.                 Common Stock                             $ 5,434,344      6,543,845

      Participant loans                          Interest rates ranging from
                                                 5.0% to 9.5%, maturity dates
                                                 ranging from one to five years                              724,611
                                                                                                        -------------

      Total investments (held at end of year)                                                           $ 25,512,496
                                                                                                         ============

* Denotes a party-in-interest to the Plan.
# Cost information is not presented as investment is participant-directed.

           THE SPORTS AUTHORITY 401(k) SAVINGS AND PROFIT SHARING PLAN
                         EIN 36-3511120 PLAN NUMBER 001
            SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
                      For The Year Ended December 31, 2001

------------------------------------------------------------------------------------------------------------------------------
                                           (b)                                                         (h)
                                   Description of Asset                                            Current Value
            (a)                (including interest rate and      (c)           (d)        (g)       of Asset on         (i)
     Identity of Party             maturity in case of a       Purchase      Selling    Cost of     Transaction       Net Gain
         Involved                          loan)                Price         Price      Asset         Date           or Loss

------------------------------------------------------------------------------------------------------------------------------

Category (iii) A series of transactions in excess of 5% of Plan assets:
               --------------------------------------------------------
The Sports                     Common Stock                   $ 1,287,056  $       -  $ 1,287,056   $ 1,287,056    $        -
  Authority, Inc.                                                            697,844    1,092,710       697,844      (394,866)

Columns (e) and (f) have been excluded as the information is not applicable. There were no category (i), (ii) or (iv) reportable transactions in 2001.

                                INDEX TO EXHIBITS

                                                                      Sequential
Exhibits                                                             Page Number
--------                                                             -----------
23.1     Consent of Ernst & Young LLP                                     15